10026300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37664

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TLS Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 Providence Road
(No. and Street)

Towson (City) | Maryland (State) | 21286-2977 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Schmidt 410-825-1295
(Area Code – Telephone Number)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kuczak & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

139 North Main Street (Address) | Bel Air (City) | Maryland (State) | 21014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10 3/1

OATH OR AFFIRMATION

I, Thomas L. Schmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TLS Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas L. Schmidt
Signature

PRESIDENT
Title

Debra J. Kalendek
Notary Public
My Commission Expires: 06/01/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TLS FINANCIAL SERVICES, INC.
STATEMENT PERTANING TO EXEMPTIVE
PROVISIONS UNDER 15C3-3(K)
December 31, 2009

Computation for Determination of Reserve
Requirement Under Exhibit A
Of Rule 15c3-3

Member exempt under 15c3-3(k)

Information Relating to Possession
and Control Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k)

TLS FINANCIAL SERVICES, INC.

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS

AND NET CAPITAL

(PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)

DECEMBER 31, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Liabilities included in aggregate indebtedness:	
Accounts payable	$ 500
Aggregate Indebtedness	$ 500
COMPUTATION OF NET CAPITAL	
Total stockholders' equity	$ 52,766
Less: Total Non-Allowable Assets	-
Net Capital	$ 52,766
CAPITAL REQUIREMENTS	
Net capital required	$ 5,000
Net capital in excess of requirements	47,766
Net capital, as shown above	$ 52,766
Ratio of aggregated indebtedness to net capital	.01 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 52,766
Net Capital Per Above	$ 52,766
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ 500
No changes required, as noted during audit	-
Aggregate indebtedness, Per Above	$ 500

There were no material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A.

See Independent Auditors' Report

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Part IIA Quarterly 17a-5(a)** **INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17**

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: TLS FINANCIAL SERVICES, INC. [0013]

SEC File Number: 8- 37664 [0014]

Address of Principal Place of Business: 920 PROVIDENCE RD [0020]

TOWSON [0021] MD [0022] 21286-2977 [0023]

Firm ID: 19625 [0015]

For Period Beginning 10/01/2009 [0024] And Ending 12/31/2009 [0025]

Name and telephone number of person to contact in regard to this report:

Name: THOMAS L. SCHMIDT - PRESIDENT [0030] Phone: (410) 825-1295 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	53,266 [0200]		53,266 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities**			

[0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	53,266 [0540]	0 [0740]	53,266 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	500 [1205]	[1385]	500 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
2. **Includes equity subordination (15c3-1(d)) of**				
	[1010]			
D. **Exchange memberships contributed for use of company, at market value**			[1430]	0 [1740]
E. **Accounts and other borrowings not qualified for net capital purposes**		[1220]	[1440]	0 [1750]
20. **TOTAL LIABLITIES**		500 [1230]	0 [1450]	500 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. **Preferred stock**	[1791]
B. **Common stock**	100 [1792]
C. **Additional paid-in capital**	28,731 [1793]
D. **Retained earnings**	23,935 [1794]
E. **Total**	52,766 [1795]
F. **Less capital stock in treasury**	[1796]
24. **TOTAL OWNERSHIP EQUITY**	52,766 [1800]
25. **TOTAL LIABILITIES AND OWNERSHIP EQUITY**	53,266 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2009 [3932] Period Ending 12/31/2009 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
b.	**Commissions on listed option transactions**	[3938]
c.	**All other securities commissions**	[3939]
d.	**Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	8,789 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	[3995]
9.	Total revenue	8,789 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		4,169 [4120]
11.	Other employee compensation and benefits		271 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		380 [4195]
15.	Other expenses		1,500 [4100]

16.	Total expenses		6,320 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		2,469 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		2,469 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		5,872 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☑ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		52,766 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		52,766 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		52,766 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	0 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	0 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		52,766 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment**		

securities:

1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	[3734]	
D. Undue Concentration	[3650]	
E. Other (List)		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	0 [3740]
10. Net Capital		52,766 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	33 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	47,766 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	52,716 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		500 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	500 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 1 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		50,297 [4240]
A.	**Net income (loss)**		2,469 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		52,766 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

TLS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2009

CONTENTS

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 300
Bel Air, MD 21014

Report of Independent Registered Public Accounting Firm

The Board of Directors
TLS Financial Services, Inc.
Towson, Maryland

We have audited the accompanying balance sheet of TLS Financial Services, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2009. We also have audited TLS Financial Services, Inc. internal control over financial reporting as of December 31, 2009. TLS Financial Services, Inc. management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLS Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, TLS Financial Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Financial and Operational Combined Uniform Single Report IIa and Statement Pertaining to Exemptive Provisions Under 15c3-3 (k) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kuryla & Associates, P.A.

Bel Air, Maryland
February 24, 2010

TLS FINANCIAL SERVICES, INC.

Balance Sheet
See Auditor's Report

December 31, 2009

ASSETS

Current Assets:	
Cash and cash equivalents	$ 53,266
Total Assets	$ 53,266

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 500
	500
Stockholders' Equity:	
Common stock $1.00 par value; authorized 100,000 shares Issued and outstanding 100 shares	100
Additional paid-in capital	28,731
Retained earnings	23,935
Total stockholders equity	52,766
Total Liabilities and Stockholders' Equity	$ 53,266

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Statements of Income and Retained Earnings
See Auditor's Report

December 31, 2009

INCOME	
Commissions	$ 33,752
EXPENSES	
Commissions	17,107
Management fee	6,000
Professional fees	3,600
Insurance	2,168
Other expenses	300
	29,175
Net income	$ 4,577

RETAINED EARNINGS

Retained earnings, beginning of year	$ 19,358
Net income	4,577
Distributions to stockholder	-
Retained earnings, end of year	$ 23,935

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Statement of Cash Flows
See Auditor's Report

December 31, 2009

Cash flows from operating activities:	
Net income	$ 4,577
Net cash provided by operating activities	4,577
Increase in cash and cash equivalents	4,577
Cash and cash equivalents, beginning of year	48,689
Cash and cash equivalents, end of year	$ 53,266

The notes to financial statements are an integral part of these statements.

1. Line of Business and Summary of Significant Accounting Policies

Nature of Business and Reporting Entity

TLS Financial Services, Inc. was incorporated in Maryland in 1986. The Company advises investors in the Mid-Atlantic region, in the purchase of mutual fund investments and acts as an agent, receiving commissions from mutual fund families when their clients purchase mutual fund investments. The Company's business is limited to mutual funds.

Revenue and Cost Recognition

Revenues are derived primarily from brokerage commissions. They are recorded on the accrual basis.

Cash and Equivalents

For the purposes of the cash flow presentation, the Company considers all cash on deposit and money market funds as cash and equivalents.

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, management has not provided an allowance for doubtful accounts on these receivables.

Income Taxes

The stockholder of the Company has elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholder is taxed on his proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements contain no significant estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital requirements of approximately $52,766 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .01 to 1.

3. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash.

The Company maintains cash with one financial institution, but is within the FDIC limits. As part of its cash management process, the Company performs periodic evaluations of its credit standing of the financial institution.

4. Related Party Transactions

TLS Advisory Services, Inc. a related party through common ownership maintains office space used by the Company. During the year the Company paid TLS Advisory Services, Inc. $500 per month under a month-to-month arrangement as a management fee for their use of office space and supplies. The management fee for the year ended December 31, 2009 was $6,000.

The Company paid commissions in the amount of $17,108 to the sole stockholder during the year ended December 31, 2009.